UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Itron, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

465741106
(CUSIP Number)

SAMANTHA NASELLO
SCOPIA CAPITAL MANAGEMENT LP
152 West 57th Street, 33rd Floor
New York, New York 10019
(212) 370-0303

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LONG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,687
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 31,687
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,687
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LB LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 49,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA PX LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 986,363
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 986,363
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,756
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 27,756
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LONG QP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,991
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 15,991
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA WINDMILL FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 708,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 708,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 708,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 175,504
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 175,504
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA PX INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,259,507
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,259,507
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,259,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LB INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 136,533
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 136,533
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA LONG INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 133,262
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 133,262
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA CAPITAL GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,523,603
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,523,603
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,523,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,612,636
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,612,636
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,612,636
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON SCOPIA MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,612,636
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,612,636
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,612,636
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,612,636
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,612,636
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,612,636
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 465741106

1	NAME OF REPORTING PERSON JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,612,636
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,612,636
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,612,636
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 465741106

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 31,687 Shares beneficially owned by Scopia Long is approximately $1,066,971, excluding brokerage commissions.

The aggregate purchase price of the 49,000 Shares beneficially owned by Scopia LB is approximately $1,622,926, excluding brokerage commissions.

The aggregate purchase price of the 986,363 Shares beneficially owned by Scopia PX is approximately $32,861,083, excluding brokerage commissions.

The aggregate purchase price of the 27,756 Shares beneficially owned by Scopia Partners is approximately $921,865, excluding brokerage commissions.

The aggregate purchase price of the 15,991 Shares beneficially owned by Scopia Long QP is approximately $601,308, excluding brokerage commissions.

The aggregate purchase price of the 708,000 Shares beneficially owned by Scopia Windmill is approximately $23,673,038, excluding brokerage commissions.

The aggregate purchase price of the 175,504 Shares beneficially owned by Scopia International is approximately $5,817,244, excluding brokerage commissions.

The aggregate purchase price of the 1,259,507 Shares beneficially owned by Scopia PX International is approximately $41,837,487, excluding brokerage commissions.

The aggregate purchase price of the 136,533 Shares beneficially owned by Scopia LB International is approximately $4,515,099, excluding brokerage commissions.

The aggregate purchase price of the 133,262 Shares beneficially owned by Scopia Long International is approximately $4,487,104, excluding brokerage commissions.

The aggregate purchase price of the 89,033 Shares held in the Managed Account is approximately $2,962,597, excluding brokerage commissions.

CUSIP NO. 465741106

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 27, 2016, Scopia Management and Coppersmith Capital Management, LLC (“Coppersmith Capital”) announced that Jerome J. Lande and Craig Rosenblum of Coppersmith Capital will join Scopia Management. Mr. Lande will join Scopia Management as Head of Special Situations and Mr. Rosenblum will join Scopia Management as Senior Analyst, Special Situations. Messrs. Lande and Rosenblum’s transition to Scopia Management shall take place prior to April 1, 2016. Mr. Lande will retain his position on the Issuer’s Board of Directors pursuant to that certain Cooperation Agreement, dated December 9, 2015, which remains in effect.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 37,897,742 Shares outstanding as of October 31, 2015, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2015.

A.	Scopia Long

(a)	As of the close of business on January 26, 2016, Scopia Long beneficially owned 31,687 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 31,687
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 31,687
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Long since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Scopia LB

(a)	As of the close of business on January 26, 2016, Scopia LB beneficially owned 49,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 49,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 49,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia LB since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 465741106

C.	Scopia PX

(a)	As of the close of business on January 26, 2016, Scopia PX beneficially owned 986,363 Shares.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 986,363
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 986,363
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia PX since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Scopia Partners

(a)	As of the close of business on January 26, 2016, Scopia Partners beneficially owned 27,756 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 27,756
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 27,756
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Partners since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Scopia Long QP

(a)	As of the close of business on January 26, 2016, Scopia Long QP beneficially owned 15,991 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 15,991
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 15,991
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Long QP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 465741106

F.	Scopia Windmill

(a)	As of the close of business on January 26, 2016, Scopia Windmill beneficially owned 708,000 Shares.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 708,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 708,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Windmill since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Scopia International

(a)	As of the close of business on January 26, 2016, Scopia International beneficially owned 175,504 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 175,504
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 175,504
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia International since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.	Scopia PX International

(a)	As of the close of business on January 26, 2016, Scopia PX International beneficially owned 1,259,507 Shares.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 1,259,507
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,259,507
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia PX International since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 465741106

I.	Scopia LB International

(a)	As of the close of business on January 26, 2016, Scopia LB International beneficially owned 136,533 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 136,533
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 136,533
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia LB International since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

J.	Scopia Long International

(a)	As of the close of business on January 26, 2016, Scopia Long International beneficially owned 133,262 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 133,262
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 133,262
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia Long International since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

K.	Scopia Capital

(a)
Scopia Capital, as the Managing Member of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners and Scopia Long QP, and the general partner of each of Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International, may be deemed the beneficial owner of the: (i)  31,687 Shares owned by Scopia Long; (ii)  49,000 Shares owned by Scopia LB; (iii)  986,363 Shares owned by Scopia PX; (iv) 27,756 Shares owned by Scopia Partners; (v) 15,991 Shares owned by Scopia Long QP; (vi)  708,000 Shares owned by Scopia Windmill; (vii) 175,504 Shares owned by Scopia International; (viii) 1,259,507 Shares owned by Scopia PX International; (ix) 136,533  Shares owned by Scopia LB International; and (x) 133,262 Shares owned by Scopia Long International.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 3,523,603
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,523,603
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Capital has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 465741106

L.	Scopia Management

(a)
As of the close of business on January 26, 2016, 89,033 Shares were held in the Managed Account. Scopia Management, as the Investment Manager of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and the Managed Account, may be deemed the beneficial owner of the: (i)  31,687 Shares owned by Scopia Long; (ii)  49,000 Shares owned by Scopia LB; (iii)  986,363 Shares owned by Scopia PX; (iv) 27,756 Shares owned by Scopia Partners; (v) 15,991 Shares owned by Scopia Long QP; (vi)  708,000 Shares owned by Scopia Windmill; (vii) 175,504 Shares owned by Scopia International; (viii) 1,259,507 Shares owned by Scopia PX International; (ix) 136,533  Shares owned by Scopia LB International; (x) 133,262 Shares owned by Scopia Long International; and (xi)  89,033 Shares held in the Managed Account.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 3,612,636
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,612,636
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia Management through the Managed Account and on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International and Scopia Long International since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

M.	Scopia Inc.

(a)
Scopia Inc., as the general partner of Scopia Management, may be deemed the beneficial owner of the: (i)  31,687 Shares owned by Scopia Long; (ii)  49,000 Shares owned by Scopia LB; (iii)  986,363 Shares owned by Scopia PX; (iv) 27,756 Shares owned by Scopia Partners; (v) 15,991 Shares owned by Scopia Long QP; (vi)  708,000 Shares owned by Scopia Windmill; (vii) 175,504 Shares owned by Scopia International; (viii) 1,259,507 Shares owned by Scopia PX International; (ix) 136,533  Shares owned by Scopia LB International; (x) 133,262 Shares owned by Scopia Long International; and (xi)  89,033 Shares held in the Managed Account.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 3,612,636
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,612,636
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Inc. has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and through the Managed Account since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

N.	Mr. Sirovich

(a)
Mr. Sirovich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc., may be deemed the beneficial owner of the: (i)  31,687 Shares owned by Scopia Long; (ii)  49,000 Shares owned by Scopia LB; (iii)  986,363 Shares owned by Scopia PX; (iv) 27,756 Shares owned by Scopia Partners; (v) 15,991 Shares owned by Scopia Long QP; (vi)  708,000 Shares owned by Scopia Windmill; (vii) 175,504 Shares owned by Scopia International; (viii) 1,259,507 Shares owned by Scopia PX International; (ix) 136,533  Shares owned by Scopia LB International; (x) 133,262 Shares owned by Scopia Long International; and (xi)  89,033 Shares held in the Managed Account.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,612,636
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,612,636

CUSIP NO. 465741106

(c)
Mr. Sirovich has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and through the Managed Account since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

O.	Mr. Mindich

(a)
Mr. Mindich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc., may be deemed the beneficial owner of the: (i)  31,687 Shares owned by Scopia Long; (ii)  49,000 Shares owned by Scopia LB; (iii)  986,363 Shares owned by Scopia PX; (iv) 27,756 Shares owned by Scopia Partners; (v) 15,991 Shares owned by Scopia Long QP; (vi)  708,000 Shares owned by Scopia Windmill; (vii) 175,504 Shares owned by Scopia International; (viii) 1,259,507 Shares owned by Scopia PX International; (ix) 136,533  Shares owned by Scopia LB International; (x) 133,262 Shares owned by Scopia Long International; and (xi)  89,033 Shares held in the Managed Account.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,612,636
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,612,636

(c)
Mr. Mindich has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia Long, Scopia LB, Scopia PX, Scopia Partners, Scopia Long QP, Scopia Windmill, Scopia International, Scopia PX International, Scopia LB International, Scopia Long International and through the Managed Account since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 465741106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 2016

SCOPIA LONG LLC SCOPIA LB LLC SCOPIA PX LLC SCOPIA PARTNERS LLC SCOPIA LONG QP LLC SCOPIA LONG INTERNATIONAL MASTER FUND LP	SCOPIA WINDMILL FUND LP SCOPIA INTERNATIONAL MASTER FUND LP SCOPIA PX INTERNATIONAL MASTER FUND LP SCOPIA LB INTERNATIONAL MASTER FUND LP

By:	Scopia Capital Management LP
Investment Manager

By:	Scopia Management, Inc.
General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc. General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA CAPITAL GP LLC			SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Member		Title:	Managing Director

CUSIP NO. 465741106

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH

CUSIP NO. 465741106

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 5 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

SCOPIA LONG LLC

Purchase of Common Stock	211	35.9220	12/17/2015
Purchase of Common Stock	371	35.4230	12/18/2015
Purchase of Common Stock	258	35.4374	12/21/2015
Purchase of Common Stock	232	35.1666	12/22/2015
Purchase of Common Stock	320	35.9595	12/23/2015
Purchase of Common Stock	73	36.4859	12/24/2015
Purchase of Common Stock	216	36.2444	12/28/2015
Purchase of Common Stock	122	36.6263	12/29/2015
Purchase of Common Stock	195	36.4678	12/30/2015
Purchase of Common Stock	550	36.4099	12/31/2015
Purchase of Common Stock	640	35.8909	01/04/2016
Sale of Common Stock	(3,176)	31.5371	01/14/2016
Purchase of Common Stock	89	30.7119	01/25/2016
Purchase of Common Stock	172	31.2019	01/26/2016

SCOPIA LB LLC

Purchase of Common Stock	314	35.9220	12/17/2015
Purchase of Common Stock	549	35.4230	12/18/2015
Purchase of Common Stock	383	35.4374	12/21/2015
Purchase of Common Stock	343	35.1666	12/22/2015
Purchase of Common Stock	475	35.9595	12/23/2015
Purchase of Common Stock	108	36.4859	12/24/2015
Purchase of Common Stock	320	36.2444	12/28/2015
Purchase of Common Stock	181	36.6263	12/29/2015
Purchase of Common Stock	290	36.4678	12/30/2015
Purchase of Common Stock	815	36.4099	12/31/2015
Sale of Common Stock	(476)	35.6883	01/04/2016
Purchase of Common Stock	101	30.7119	01/25/2016
Purchase of Common Stock	195	31.2019	01/26/2016

SCOPIA PX LLC

Purchase of Common Stock	6,249	35.9220	12/17/2015
Purchase of Common Stock	10,946	35.4230	12/18/2015
Purchase of Common Stock	7,635	35.4374	12/21/2015
Purchase of Common Stock	6,841	35.1666	12/22/2015
Purchase of Common Stock	9,461	35.9595	12/23/2015
Purchase of Common Stock	2,147	36.4859	12/24/2015
Purchase of Common Stock	6,386	36.2444	12/28/2015
Purchase of Common Stock	3,606	36.6263	12/29/2015
Purchase of Common Stock	5,777	36.4678	12/30/2015
Purchase of Common Stock	16,240	36.4099	12/31/2015
Purchase of Common Stock	34,280	35.8909	01/04/2016
Purchase of Common Stock	2,758	30.7119	01/25/2016
Purchase of Common Stock	5,329	31.2019	01/26/2016

CUSIP NO. 465741106

SCOPIA PARTNERS LLC

Purchase of Common Stock	169	35.9220	12/17/2015
Purchase of Common Stock	296	35.4230	12/18/2015
Purchase of Common Stock	207	35.4374	12/21/2015
Purchase of Common Stock	185	35.1666	12/22/2015
Purchase of Common Stock	256	35.9595	12/23/2015
Purchase of Common Stock	58	36.4859	12/24/2015
Purchase of Common Stock	173	36.2444	12/28/2015
Purchase of Common Stock	98	36.6263	12/29/2015
Purchase of Common Stock	156	36.4678	12/30/2015
Purchase of Common Stock	440	36.4099	12/31/2015
Purchase of Common Stock	261	35.8909	01/04/2016
Purchase of Common Stock	79	30.7119	01/25/2016
Purchase of Common Stock	152	31.2019	01/26/2016

SCOPIA LONG QP LLC

Purchase of Common Stock	100	35.9220	12/17/2015
Purchase of Common Stock	174	35.4230	12/18/2015
Purchase of Common Stock	122	35.4374	12/21/2015
Purchase of Common Stock	109	35.1666	12/22/2015
Purchase of Common Stock	151	35.9595	12/23/2015
Purchase of Common Stock	34	36.4859	12/24/2015
Purchase of Common Stock	102	36.2444	12/28/2015
Purchase of Common Stock	57	36.6263	12/29/2015
Purchase of Common Stock	92	36.4678	12/30/2015
Purchase of Common Stock	258	36.4099	12/31/2015
Purchase of Common Stock	349	35.8909	01/04/2016
Sale of Common Stock	(1,554)	31.5371	01/14/2016
Purchase of Common Stock	45	30.7119	01/25/2016
Purchase of Common Stock	87	31.2019	01/26/2016

SCOPIA WINDMILL FUND LP

Purchase of Common Stock	4,652	35.9220	12/17/2015
Purchase of Common Stock	8,149	35.4230	12/18/2015
Purchase of Common Stock	5,684	35.4374	12/21/2015
Purchase of Common Stock	5,093	35.1666	12/22/2015
Purchase of Common Stock	7,044	35.9595	12/23/2015
Purchase of Common Stock	1,598	36.4859	12/24/2015
Purchase of Common Stock	4,754	36.2444	12/28/2015
Purchase of Common Stock	2,684	36.6263	12/29/2015
Purchase of Common Stock	4,301	36.4678	12/30/2015
Purchase of Common Stock	12,091	36.4099	12/31/2015
Purchase of Common Stock	17,724	35.8909	01/04/2016
Purchase of Common Stock	1,981	30.7119	01/25/2016
Purchase of Common Stock	3,828	31.2019	01/26/2016

CUSIP NO. 465741106

SCOPIA INTERNATIONAL MASTER FUND LP

Purchase of Common Stock	1,027	35.9220	12/17/2015
Purchase of Common Stock	1,798	35.4230	12/18/2015
Purchase of Common Stock	1,254	35.4374	12/21/2015
Purchase of Common Stock	1,124	35.1666	12/22/2015
Purchase of Common Stock	1,555	35.9595	12/23/2015
Purchase of Common Stock	353	36.4859	12/24/2015
Purchase of Common Stock	1,049	36.2444	12/28/2015
Purchase of Common Stock	592	36.6263	12/29/2015
Purchase of Common Stock	949	36.4678	12/30/2015
Purchase of Common Stock	2,669	36.4099	12/31/2015
Sale of Common Stock	(1,875)	35.6883	01/04/2016
Purchase of Common Stock	492	30.7119	01/25/2016
Purchase of Common Stock	951	31.2019	01/26/2016

SCOPIA PX INTERNATIONAL MASTER FUND LP

Purchase of Common Stock	7,848	35.9220	12/17/2015
Purchase of Common Stock	13,751	35.4230	12/18/2015
Purchase of Common Stock	9,590	35.4374	12/21/2015
Purchase of Common Stock	8,594	35.1666	12/22/2015
Purchase of Common Stock	11,884	35.9595	12/23/2015
Purchase of Common Stock	2,696	36.4859	12/24/2015
Purchase of Common Stock	8,022	36.2444	12/28/2015
Purchase of Common Stock	4,529	36.6263	12/29/2015
Purchase of Common Stock	7,257	36.4678	12/30/2015
Purchase of Common Stock	20,399	36.4099	12/31/2015
Purchase of Common Stock	7,162	35.8909	01/04/2016
Purchase of Common Stock	3,545	30.7119	01/25/2016
Purchase of Common Stock	6,851	31.2019	01/26/2016

SCOPIA LB INTERNATIONAL MASTER FUND LP

Purchase of Common Stock	842	35.9220	12/17/2015
Purchase of Common Stock	1,475	35.4230	12/18/2015
Purchase of Common Stock	1,029	35.4374	12/21/2015
Purchase of Common Stock	922	35.1666	12/22/2015
Purchase of Common Stock	1,275	35.9595	12/23/2015
Purchase of Common Stock	289	36.4859	12/24/2015
Purchase of Common Stock	861	36.2444	12/28/2015
Purchase of Common Stock	486	36.6263	12/29/2015
Purchase of Common Stock	779	36.4678	12/30/2015
Purchase of Common Stock	2,189	36.4099	12/31/2015
Purchase of Common Stock	3,354	35.8909	01/04/2016
Purchase of Common Stock	281	30.7119	01/25/2016
Purchase of Common Stock	544	31.2019	01/26/2016

CUSIP NO. 465741106

SCOPIA LONG INTERNATIONAL MASTER FUND LP

Purchase of Common Stock	884	35.9220	12/17/2015
Purchase of Common Stock	1,548	35.4230	12/18/2015
Purchase of Common Stock	1,080	35.4374	12/21/2015
Purchase of Common Stock	967	35.1666	12/22/2015
Purchase of Common Stock	1,338	35.9595	12/23/2015
Purchase of Common Stock	304	36.4859	12/24/2015
Purchase of Common Stock	903	36.2444	12/28/2015
Purchase of Common Stock	510	36.6263	12/29/2015
Purchase of Common Stock	817	36.4678	12/30/2015
Purchase of Common Stock	2,295	36.4099	12/31/2015
Purchase of Common Stock	3,222	35.8909	01/04/2016
Sale of Common Stock	(13,367)	31.5371	01/14/2016
Purchase of Common Stock	374	30.7119	01/25/2016
Purchase of Common Stock	723	31.2019	01/26/2016

SCOPIA CAPITAL MANAGEMENT LP
(Through the Managed Account)

Purchase of Common Stock	538	35.9220	12/17/2015
Purchase of Common Stock	943	35.4230	12/18/2015
Purchase of Common Stock	658	35.4374	12/21/2015
Purchase of Common Stock	590	35.1666	12/22/2015
Purchase of Common Stock	815	35.9595	12/23/2015
Purchase of Common Stock	185	36.4859	12/24/2015
Purchase of Common Stock	550	36.2444	12/28/2015
Purchase of Common Stock	311	36.6263	12/29/2015
Purchase of Common Stock	498	36.4678	12/30/2015
Purchase of Common Stock	1,400	36.4099	12/31/2015
Purchase of Common Stock	2,585	35.8909	01/04/2016
Purchase of Common Stock	255	30.7119	01/25/2016
Purchase of Common Stock	492	31.2019	01/26/2016